UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 31, 2015 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively, and on Form F-3 (File No. 333- 194338) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 5, 2014 and as amended on April 2, 2014 and April 4, 2014.

XTL BIOPHARMACEUTICALS ANNOUNCES PRICING OF $4.0 MILLION REGISTERED DIRECT OFFERING

Attached hereto is an announcement by XTL Biopharmaceuticals Ltd. (the “Company”) detailing the Company’s pricing of a registered direct offering pursuant to that certain Securities Purchase Agreement, dated March 31, 2015.

XTL BIOPHARMACEUTICALS ANNOUNCES PRICING OF $4.0 MILLION REGISTERED DIRECT OFFERING

HERZLIYA, Israel – March 31, 2015 --/PRNewswire/ -- XTL Biopharmaceuticals Ltd. (XTLB) (XTL.TA) ("XTL" or the "Company"), a clinical-stage biopharmaceutical company focused on the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet clinical needs, announced today that it has entered into definitive purchase agreements with a healthcare dedicated fund that led the transaction and other existing institutional and accredited investors for the purchase of $4.0 million of American Depositary Shares (ADS) at a purchase price per ADS of $2.25. Investors will also receive five and a half year warrants to purchase 0.5 of an ADS for each ADS purchased in the offering with an exercise price of $2.25 per ADS. The closing bid price of the Company’s ADSs on March 30, 2015 was $2.24. The closing of the sale of the securities is expected to take place on or about April 6, 2015, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. acted as the exclusive placement agent for this transaction.

This $4 million financing from a healthcare dedicated fund and existing investors provides XTL with the funds it needs to advance the clinical development of its lead clinical product candidate, hCDR1, for the treatment of Systemic Lupus Erythematosus, and its second product candidate, recombinant human erythropoietin, for the treatment of late-stage multiple myeloma, and for general corporate purposes.

The ADSs described above were offered pursuant to a shelf registration statement (File No. 333-194338), which was declared effective by the United States Securities and Exchange Commission ("SEC") on April 4, 2014. The warrants described above have not been registered under the Securities Act of 1933 (the “Act”), and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus relating to the ADSs in this offering may be obtained at the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained from H.C. Wainwright & Co. by contacting by telephone at (212) 356-0530 or by e-mail at placements@hcwco.com.

About XTL Biopharmaceuticals Ltd. ("XTL")

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus, multiple myeloma and schizophrenia. XTL is a public company traded on the Nasdaq Capital Market (XTLB) and the Tel Aviv Stock Exchange (XTL.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Investor Contacts:
Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 31, 2015	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

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